1900 K Street, NW
Washington, DC 20006-1110
+1 202 261 3300 Main
+1 202 261 3333 Fax
www.dechert.com

WILLIAM J. TUTTLE

william.tuttle@dechert.com
+1 202 261 3352 Direct
+1 202 261 3009 Fax

March 28, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Alison White

Re:	Garrison Capital Inc.

Ladies and Gentlemen:

On behalf of Garrison Capital Inc., a Delaware corporation (the “Company”), we hereby respond to the supplemental comment raised by the staff (the “Staff”) of the Securities and Exchange Commission in a telephone conversation on March 22, 2017 between Alison White of the Staff and William J. Tuttle of Dechert LLP, outside counsel to the Company, regarding certain information in the Company’s proxy statement on Schedule 14A for the 2017 annual meeting of stockholders. For your convenience, a summary of the Staff’s comment is included in this letter, and each comment is followed by the applicable response. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the proxy statement.

1.	We note your response to comment 6 in your letter dated March 21, 2017. Please provide additional detail to the Staff regarding how the Current Advisory Agreement’s approval complies with Section 15(a) of the 1940 Act and the change of control transaction complied with Section 15(f) of the 1940 Act.

Response:

All required approvals of the Company’s investment advisory agreements under Section 15 have been received since the Company’s election to be regulated as a business development company in October 2012. In addition, at no time has the Company had in place any interim investment advisory agreement for which reliance on Rule 15a-4 under the 1940 Act would have been required.

The following chart outlines the dates during which certain actions related to the Company’s investment advisory agreements with the Adviser were taken by the Company’s board of directors and/or stockholders.

Date	Action
March 2015	Board approval of (i) continuation of Second Amended and Restated Investment Advisory Agreement and (ii) entry into Third Amended and Restated Investment Advisory Agreement (subject to stockholder approval and deemed assignment of Second Amended and Restated Investment Advisory Agreement)
May 2015	Stockholder approval of Third Amended and Restated Investment Advisory Agreement (with such agreement to be entered into effective upon deemed assignment of Second Amended and Restated Investment Advisory Agreement due to the change in control of the Adviser)
February 2016	Board approval of (i) continuation of Second Amended and Restated Investment Advisory Agreement and (ii) entry into Third Amended and Restated Investment Advisory Agreement (subject to deemed assignment of Second Amended and Restated Investment Advisory Agreement due to the deemed change in control of the Adviser)
August 2016	Change of control of Adviser and deemed assignment of Second Amended and Restated Investment Advisory Agreement followed immediately by entry into Third Amended and Restated Investment Advisory Agreement
January 2017	Board approval of (i) continuation of Third Amended and Restated Investment Advisory Agreement and (ii) entry into Fourth Amended and Restated Investment Advisory Agreement (subject to stockholder approval)
May 2017 (expected)	Stockholder meeting to consider Fourth Amended and Restated Investment Advisory Agreement

Mr. Joseph Tansey and Mr. Steven Stuart formed Garrison Investment Group in 2007. Subsequently, in 2010, they formed the Adviser in connection with the Company’s initial formation and private placement transactions. From the time of its formation until Mr. Stuart’s formal departure from Garrison Investment Group in August 2016, each of Mr. Tansey and Mr. Stuart held greater than 25% of the Adviser’s voting securities. As a result, each of Mr. Tansey and Mr. Stuart was an affiliated person of the Adviser.

As announced by the Company in 2015, Mr. Stuart anticipated ceasing to participate in the day-to-day operations of Garrison Investment Group. As part of this change, his overall economic interests in Garrison Investment Group and its affiliates, including the Adviser, were to gradually shift over time to Joseph Tansey and other Garrison Investment Group partners. Arrangements related to this shift in economic interests were not finalized until August 2016. In connection with this shift in economic interests, Mr. Tansey acquired from Mr. Stuart all of Mr. Stuart’s voting securities in the Adviser pursuant to a recapitalization agreement, dated August 5, 2016, with immediate effect.

Because Mr. Tansey is a natural person, an affiliated person of the Adviser the holder of greater than 25% of the Adviser’s voting securities for a period of greater than six months, the Company respectfully submits that the requirements of 15(f)(1)(A) did not apply to the transfer of Mr. Stuart’s voting securities in the Adviser to Mr. Tansey pursuant to the recapitalization agreement because Mr. Tansey satisfied each of the requirements of Section 15(f)(4)(B).

* * * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3352 (or by email at william.tuttle@dechert.com) or Erin M. Lett at 202.261.3397 (or by email at erin.lett@dechert.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ William J. Tuttle

William J. Tuttle

cc:	Brian Chase, Garrison Capital Inc.
Michael Butler, Garrison Capital Inc.